PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

Limited Liability Company Shares

Supplement dated September 30, 2020

to the Prospectus dated July 31, 2019

IMPORTANT INFORMATION REGARDING THE REORGANIZATION OF THE FUND

In a supplement dated July 15, 2020, shareholders of Partners Group Private Income Opportunities, LLC (the “Fund”) were notified that the Board of Managers (the “Board”) approved a Plan of Reorganization, contemplating the reorganization of the Fund into Partners Group Private Equity (Master Fund), LLC (the “Acquiring Fund”). As contemplated by the Plan of Reorganization, because each investor in the Acquiring Fund must be a “qualified client” (as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended), shareholders of the Fund that are not “qualified clients” would be subject to the mandatory redemption of their shares prior to the effective date of the reorganization. On September 25, 2020, in light of discussions with the staff of the SEC in connection with the review of the Fund’s preliminary proxy statement filing, the Board determined not to implement mandatory redemptions of those shareholders that are not “qualified clients.” As a result, the Board has approved a postponement of the reorganization until such time as all of the shareholders of the Fund meet the “qualified client” requirement of the Acquiring Fund.

The Fund will continue its operations, including its practice of conducting tender offers until further notice. If the Fund continues to have shareholders that are not “qualified clients,” the Board will consider options, including the liquidation of the Fund. The Fund has discontinued accepting purchase orders from investors.

Please retain this Supplement with your Prospectus for future reference.